RECEIVED

2007 JUN 27 A 5:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07024765

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

7 June 2007

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

SUPPL

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED

JUN 29 2007

THOMSON
FINANCIAL

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

Mobistar NV/SA
Kolonel Bourgstraat 149 rue Colonel Bourg | Brussel 1140 Bruxelles
TEL +32 (2) 745 71 11 | FAX +32 (2) 745 70 00
www.mobistar.be | Fortis 210-0233334-04
BTW-TVA BE 0456.810.810 | RPR-RPM Brussel-Bruxelles

Love Work Play Mobistar

Summary of the Shareholding statement relating to Mobistar

In accordance with the applicable regulations, the shareholding statement was made by a certain shareholder of Mobistar to the latter and the Banking, Finance and Insurance Commission, and Mobistar forwarded the statement to Euronext.

The statement is made by UBS AG.

This subsequent statement is made further to the acquisition of shares in Mobistar by UBS AG.

On 25 May 2007, based on Mobistar having issued 63,291,351 voting rights relating to its shares (the "Voting Rights") and 401 warrants potentially giving right to as many (401) Voting Rights:

- UBS AG holds 3.75% of the Voting Rights.

END